RATIO OF EARNINGS TO FIXED CHARGES	EXHIBIT 12

( in thousands )	Three months ended March 31,
	2004	2003
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$130,927	$91,016
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	9,511	9,628

Earnings as defined	$140,438	$100,644

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$7,395	$8,003
Interest capitalized	265	75
Portion of rental expense representative of the interest factor	2,116	1,625
Preferred stock dividends of majority-owned subsidiary companies	20	20

Fixed charges as defined	$9,796	$9,723

RATIO OF EARNINGS TO FIXED CHARGES	14.34	10.35

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